SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 14D-1
Tender Offer Statement Pursuant to Section 14(d)(1)
of the Securities Exchange Act of 1934
(AMENDMENT No. 1)
_______________________

GROWTH HOTEL INVESTORS II,
a California Limited Partnership
(Name of Subject Company)

DEVON ASSOCIATES
CAYUGA ASSOCIATES L.P.
FLEETWOOD CORP.
(Bidders)

LIMITED PARTNERSHIP ASSIGNEE UNITS
(Title of Class
 of Securities)

NONE
(CUSIP Number of Class
 of Securities)
_______________________

     Michael L. Ashner
     Devon Associates     Edward Mattner
     Cayuga Associates, L.P.     Fleetwood Corp.
     100 Jericho Quadrangle     114 West 47th Street
     Suite 214     19th Floor
     Jericho, New York  11735-2717     New York, New York  10036
     (516) 822-0022     (212) 921-3340

     Copies to:

     Mark I. Fisher     G. David Brinton
     Rosenman & Colin LLP     Rogers & Wells
     575 Madison Avenue     200 Park Avenue
     New York, New York  10022-2585     New York, New York  10166
     (212) 940-8877     (212) 878-8276

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidders)




    1.     Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Devon Associates
          Cayuga Associates L.P.
          Fleetwood Corp.

2.     Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  o

     (b)  o

3.     SEC Use Only




4.     Sources of Funds (See Instructions)

          WC; OO

5.     Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)

     o

6.     Citizenship or Place of Organization

          New York (for Devon Associates)
          Delaware (for Cayuga Associates L.P.
          and Fleetwood Corp.)

7.     Aggregate Amount Beneficially Owned by Each Reporting
     Person

          1 Unit (for Devon Associates)

8.     Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)

     o

9.     Percent of Class Represented by Amount in Row (7)

          Less than 1%

10.     Type of Reporting Person (See Instructions)

          PN (for Cayuga Associates L.P. and Devon
Associates)
          CO (for Fleetwood Corp.)


     AMENDMENT No. 1 TO SCHEDULE 14D-1
     This Amendment No. 1 amends the Tender Offer Statement on
Schedule 14D-1 filed with the Commission on February 15, 1996 (the "Schedule 14D-1") by Devon Associates, a New York general partnership (the "Purchaser"), relating to the tender offer of the Purchaser to purchase up to 21,000 of the outstanding limited partnership assignee units ("Units") of Growth Hotel Investors II, a California limited partnership (the "Partnership"), at a purchase price of $750 per Unit, net to the seller in cash, upon the terms set forth in the Offer to Purchase dated February 15, 1996 and the related Letter of Transmittal (which collectively constitute the "Offer") to (i) add Cayuga Associates L.P., the managing general partner of the Purchaser, and Fleetwood Corp., a general partner of the Purchaser, as additional bidders and
(ii) to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.
Item 10.  Additional Information.
          Item 10(e) is hereby amended to add the following:
     (1) On February 21, 1996, William Wallace, Mildred Wallace, Edith G. Martin, Paul Allemang and Gwen Allemang, who are purportedly holders of limited partnership assignee units of the Partnership or Growth Hotel Investors ("GHI"), commenced an action (the "New York Action") in the Supreme Court of the State of New York, County of New York, against Devon Associates, Montgomery Realty Company-85, Cayuga Capital Corp., Insignia Financial Group, Inc. and Fleetwood Corp. The action has also been brought against the Partnership and GHI as nominal defendants. The complaint alleges, among other things, that the Offer constitutes (a) a breach of the fiduciary duty owed by the defendants (other than Fleetwood Corp) to the limited partners of the Partnership, (b) a breach by the defendants (other than Fleetwood Corp.) of the provisions of the Partnership Agreement of the Partnership and (c) a breach by the defendants (other than Fleetwood Corp.) of fiduciary duties owed to the Partnership and a usurpation of Partnership opportunities. The complaint also alleges that Fleetwood Corp. aided and abetted the defendants' breaches of their fiduciary duties and violations of the Partnership Agreement. The action, which has been brought both as a class action on behalf of holders of Units, as well as a derivative action on behalf of the Partnership, seeks unspecified monetary damages and injunctive relief preventing the consummation of the Offer and requiring defendants to discharge their fiduciary duties to the Partnership and the members of the purported class by, among other things, ordering the appointment of an independent committee to act for the Partnership, the retention of independent financial advisers and consideration of alternative transactions and bidders. Devon Associates, Cayuga Associates L.P. and Fleetwood Corp. believe that the New York Action is without merit and intend to vigorously defend the action. A copy of the complaint in the New York Action is attached hereto as Exhibit
(z)(i) and is incorporated herein by reference.

     (2) On February 28, 1996, R&S Asset Partners and Jessie B. Small, who are purportedly holders of limited partnership assignee units in the Partnership or GHI, commenced an action (the "California Action") in the Superior Court of the State of California for the County of Los Angeles against all of the defendants in the New York Action, including the nominal defendants, as well as Carl C. Icahn, Michael L. Ashner, Arthur N. Queler, IFGP Corp., National Property Investors, Inc., NPI Equity Investments II, Inc., Fox Realty Investors, Portfolio Realty Associates, L.P., Emmet J. Cashin, Jr., Jarold A. Evans, W. Patrick McDowell and Apollo Real Estate Advisors, L.P. (collectively, the "California Defendants"). The complaint alleges, among other things, that (a) the California Defendants have breached, or aided and abetted a breach of, fiduciary duties owed to the Partnership and its limited partners, (b) the California Defendants have made negligent misrepresentations and engaged in fraudulent activities in connection with the Offer and
(c) the California Defendants have caused the general partner of the Partnership to breach provisions of the Partnership Agreement of the Partnership. The action, which has been brought both as a class action on behalf of holders of Units, as well as a derivative action on behalf of the Partnership, seeks unspecified monetary damages and injunctive relief preventing the consummation of the Offer and requiring the California Defendants to discharge their fiduciary duties to the Partnership and the members of the purported class by, among other things, ordering the appointment of an independent committee to act for the Partnership, the retention of independent advisers and consideration of alternative transactions and bidders. Devon Associates, Cayuga Associates L.P. and Fleetwood Corp. believe that the California Action is without merit and intend to vigorously defend the action. A copy of the complaint in the California Action is attached hereto as Exhibit (z)(ii) and is incorporated herein by reference.

     Plaintiffs and defendants in the New York Action and the California Action have agreed to an expedited discovery schedule.
 In addition, such defendants also agreed to cause the Offer to be extended by 10 days and, accordingly, the Offer has been extended and will now expire at 12:00 midnight, New York Time, on March 25, 1996, unless extended.


Item 11.     Material to be Filed as Exhibits.
Item 11 is hereby amended by adding the following, which are attached as exhibits:
          (a)(4)     Press Release issued March 8, 1996.
          (z)(i) Complaint as filed on February 21, 1996 with the Supreme Court of the State of New York,
County of New York.
          (z)(ii) Complaint as filed on February 28, 1996 with the Superior Court of the State of California, County of Los Angeles.


     Signatures
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 8, 1996
                                   DEVON ASSOCIATES
                                   By:     Cayuga Associates L.P.


                                        By:  Cayuga Capital Corp.,
                                             its General Partner


                                        By:      /s/ Michael L. Ashner

                                             Name:   Michael L. Ashner
                                             Title:  President


                                   By:     Fleetwood Corp.



                                        By:      /s/ Edward E. Mattner

                                             Name:  Edward E. Mattner
                                             Title: President


                                   CAYUGA ASSOCIATES L.P.
                                   By:     Cayuga Capital Corp.,
                                        its General Partner


                                        By:   /s/ Michael L. Ashner
                                             Name:   Michael L. Ashner
                                             Title:  President

                                   FLEETWOOD CORP.


                                        By:   /s/ Edward E. Mattner
                                               Name:   Edward E. Mattner
                                             Title:  President


                          Exhibit Index

                                                    Sequentially
Exhibit No.               Description               Numbered Page

(a)(4)    Press Release issued March 8, 1996.            *

(z)(i)    Complaint as filed on February 21, 1996        *
          with the Supreme Court of the State of
          New York, County of New York.

(z)(ii)   Complaint as filed on February 28, 1996        *
          with the Superior Court of the State of
          California, County of Los Angeles.





*  Incorporated by reference to Purchaser's Amendment No. 1 to
Schedule 14D-1 filed March 8, 1996 in respect of the Purchaser's offer to purchase Limited Partnership Assignee Units of Growth
Hotel Investors, a California limited partnership.